FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. (“PFN”) 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

June 22, 2011

Item 3:	News Release

A news release was issued and disseminated on June 22, 2011 through Canada News Wire.

Item 4:	Summary of Material Changes

PFN reports results from first 8 holes of the drill program currently underway in the Dana North area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario, and Phase IB begins.

Item 5:	Full Description of Material Change

For a full description of the material change, see the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Linda Holmes
Corporate Secretary
Tel. No. 250-404-0310

Item 9:	Date of Report

June 22, 2011

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

First Eight Holes at River Valley Platinum Group Metals Project,
Sudbury, Ontario Intersect Significant Values
1.65 gpt (0.05 opt), 3E* over 46 m (150.9 feet) in DN007-2011

  Significant Platinum Group Metals (PGM) values continue to be intersected in River Valley, one of North America’s newest and largest standalone PGM Projects.
  Advance Stage Exploration and Development Project.
  2nd Phase of 15,500 meter $5 Million 3D IP Geophysical Exploration Program initiated
  Ground Proofing of new Targets now in progress
  Results of drill hole DN007 and DN008:
  1.65 gpt,( 0.05 opt), 3E over 46 metres ( 150.9 ft) in hole DN007-2011 including  1.95 gpt,(0.06 opt), 3E 23 m (75.4.7ft)
    including 2.36 gpt (0.08 opt), 3E over 2m (6.6ft)
    including 1.97 gpt (0.06 opt), 3E over 3m (9.8 ft)
  3.28 gpt,( 0.11opt), 3E* over 8 metres (26.2 ft) in hole DN008-2011 including 4.45 gpt, (0.14 opt ), 3E over 5m (16.4ft)
*3E=Pt+Pd+Au

June 22 2011 Vancouver, Canada. Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) reports mineralization intersections from holes DN007-2011 and DN008-2011 of the 15 holes completed to date from the 2011 Phase IA drill program in the Dana Area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario.

Drill Holes DN007 and DN008 were completed to test the shallower sections of the Breccia Zone on section 10450 and were, collared at the same section as Holes DN005 & 6-2011(figures 1 and 2).

DN005-2011 to DN008-2011 continue to expand the known mineralization and confirm the presence of higher-grade sulphide-associated PGM (Pt+Pd+Au) values that occur within a broad lower-grade mineralization envelope.

Project Milestones:

  Management objective for River Valley is to prove sufficient reserves to establish a Multi Million tonne open pit PGM bulk mineable project. Conclude a series of exploration programs including ground geophysics to generate new drill targets.
  Complete multiple drill campaigns to test new targets and update the NI 43-101 compliant resource estimate; within 12 months.( Spring 2012)
  Preliminary Economic Assessment (PEA): Within 18 months
  Commence Pre -Feasibility within 36 months.
News Release	June 22nd, 2011

Holes DN007-2011 and DN008-2011 of this fence showed significant mineralization assaying 1.65 gpt 3E over 46 metres (0.05 opt over 150.9 feet) and 3.28 gpt 3E over 8 metres (0.11 opt over 26.2 feet) respectively. Table 1 Illustrates significant assay intervals in holes DN007-2011 and DN008-2011

Table 1- Significant Drill Intervals of DN007-2011 and DN008-2011 (Composite Results)
Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN007-2011	33	79	46	150.9	39.1	0.46	0.01	1.1	0.04	0.08	1.65	0.05	0.02	0.11	Results Pending
Including	33	56	23	75.4	19.6	0.58	0.02	1.29	0.04	0.08	1.95	0.06	0.02	0.08
Including	60	62	2	6.6	1.7	0.65	0.02	1.53	0.05	0.18	2.36	0.08	0.03	0.28
Including	76	79	3	9.8	2.5	0.46	0.01	1.41	0.05	0.10	1.97	0.06	0.03	0.18
DN008-2011	6	14	8	26.2	6.8	0.76	0.02	2.38	0.08	0.13	3.28	0.11	0.02	0.15
Including	9	14	5	16.4	4.2	1.03	0.03	3.24	0.10	0.18	4.45	0.14	0.03	0.18

The target at Section 10450 was tested with one fence of four holes. Assay results for the first six holes were received and were announced on May 17th, 2011, May 31st, 2011 and June 15th, 2011

Mineralised intersections from drill holes DN007-2011 and DN008-2011 are within the area southeast of the Dana North.

During Phase IA- 2011 a total of 13 drill holes have been drilled in Dana North over a strike length of 220 metres and to maximum depth of 283 metres. The mineralization shows excellent continuity along strike and to depth.

Figure-1 Cross Section of DN005 to DN008 in Dana North Area  Two holes, DN014-2011 and DN015-2011, were drilled approximately 650 metres South of Dana North to expand the known mineralization in Dana South Area.

News Release	June 22nd, 2011

Assay results of the remaining Drill holes will be announced shortly after receiving the results and conducting final QA/QC studies.

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP suite. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP (inductively coupled plasma) finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one Blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th. This practice continues throughout 2011 Phase I (A) and Phase II drilling and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario (figure-3). The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts excellent mining infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge.

News Release	June 22nd, 2011

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration including 500 drill holes of the property for a 50% stake in the joint venture.

Additional discoveries were made over a 9 km strike length but due to lower commodity prices and the financial crises in 2008 and 2009 the project’s true potential had not yet been realized.

The third mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006 and the results are as follows:

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity.

News Release	June 22nd, 2011

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km  Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in June 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (Click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

News Release	June 22nd, 2011

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	June 22nd, 2011